EXHIBIT 99.2

Amryt Announces Successful Bioavailability Study for Mycapssa® (octreotide capsules)

Data supports a planned Phase 3 study in the treatment of carcinoid symptoms associated with Neuroendocrine Tumors (NET)

Global NET market opportunity is estimated to be approx. $1.9bn* with US market opportunity estimated to be approx. $1.0bn*

DUBLIN, Ireland, and Boston MA, March 8, 2022 Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today announces completion of a successful pharmacokinetic (PK) study for Mycapssa® (oral octreotide). The data supports a planned Phase 3 study of Mycapssa® in the treatment of patients with carcinoid symptoms due to Neuroendocrine Tumors (NET).

Mycapssa® - NET Opportunity
Amryt’s TPE® platform enables the oral delivery of the octreotide molecule which is otherwise delivered as an injectable.   Mycapssa® (oral octreotide) is approved by the FDA for long-term maintenance treatment in acromegaly patients who have responded to and tolerated injectable treatment with octreotide or lanreotide (i.e. somatostatin analogs (SSAs)).

Injectable SSAs are also approved and are the pharmaceutical standard of care in the treatment of carcinoid symptoms in NET and their utilization in NET accounts for an estimated $1.9bn* globally and approximately $1.0bn* in the US. The potential addressable patient population on SSAs in the US is estimated at 24,000**. Compared to acromegaly, patients with NET are known to require higher average doses of injectable SSAs to achieve adequate symptom control.

PK Study Results
The objective of the PK study was to demonstrate that doses of Mycapssa® up to 80mg result in the desired bioavailability and dose proportionality with an acceptable safety and tolerability profile. The Phase 1 study was an open-label, six sequence, 3 period cross-over design, enroling 30 healthy subjects who were administered single doses (20mg, 60mg and 80mg) of Mycapssa®. The study results showed dose linearity from 20mg to 80mg. Safety and tolerability was acceptable and in line with expectations and no serious adverse events were reported.

The study achieved its objectives and the data supports the planned Phase 3 study in patients with carcinoid symptoms due to NET. The study results are consistent with the prior PK study which was undertaken with these higher doses (20mg, 60mg and 80mg) and compared to injectable SSA.

The US Food and Drug Administration (FDA) has confirmed that a single positive Phase 3 study would be sufficient for approval, consistent with the 505(b)(2) regulatory pathway previously agreed. Amryt is currently finalising the study protocol with the FDA and expects to initiate the Phase 3 study in Q4 2022.

Dr Joe Wiley, CEO of Amryt Pharma, commented: “Today’s news represents a significant milestone in our plan to develop Mycapssa® for patients affected by carcinoid symptoms associated with NET. This additional indication for NET, if approved, creates a substantial new market opportunity for Amryt estimated at $1.9bn globally. We are very excited at the potential for Mycapssa® and our TPE® technology to deliver an oral therapy option to NET patients in need”.

About Neuroendocrine Tumors (NET)
NETs arise from neuroendocrine cells throughout the body, most commonly in the gastrointestinal tract, lung, and rarely, the pancreas. While well differentiated neuroendocrine tumors are known to be slow growing, they are often asymptomatic in early stages leading to a substantial number of patients being diagnosed when the tumors have already spread regionally or distantly. Capable of secreting hormones and bioactive amines, approximately 19% of patients have carcinoid syndrome characterized by secretory diarrhea and flushing.

* Based on management estimates
** National Cancer Institute SEER Database; Halperin et al. 2017 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6066284/

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (EB), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com